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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

CONTINENTAL MATERIALS CORPORATION
(Name of Subject Company (issuer))

CONTINENTAL MATERIALS CORPORATION
JAMES G. GIDWITZ
BETSY R. GIDWITZ
RALPH W. GIDWITZ
RONALD J. GIDWITZ
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $0.25 PAR VALUE PER SHARE
(Title of Class of Securities)

211615 30 7
(CUSIP Number of Class of Securities)

James G. Gidwitz
Chief Executive Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606
(312) 541-7200
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to: Craig R. Culbertson, Esq.
McGuireWoods LLP
77 West Wacker Drive, Suite 4100
Chicago, Illinois 60601
(312) 849-8100

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$12,200,000	$1,435.94

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 400,000 shares of common stock, par value $0.25 per share, at the maximum tender offer price of $30.50 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$1,435.94
Form or Registration No.:	Schedule TO
Filing Party:	Continental Materials Corporation, James G. Gidwitz, Betsy R. Gidwitz, Ralph W. Gidwitz and Ronald J. Gidwitz
Date Filed:	April 22, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION.

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 22, 2005 (the "Schedule TO"), as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on May 6, 2005 and Amendment No. 2 thereto, filed with the Securities and Exchange Commission on May 13, 2005, relating to the issuer tender offer by Continental Materials Corporation (the "Company"), a Delaware corporation, to purchase up to 400,000 shares of its common stock, $0.25 par value per share. The Company is offering to purchase these shares at a purchase price not greater than $30.50 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time together constitute the "Offer." This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1-11 and 13.

        Items 1 through 11 and 13 of the Schedule TO are hereby amended and supplemented by incorporating therein by reference the press release issued by the Company on May 23, 2005 reporting the preliminary results of the tender offer, a copy of which is filed herewith as Exhibit (a)(5)(vi) to the Schedule TO.

ITEM 12. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005, as amended.**
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.*
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005, as amended (filed as Exhibit (a)(1)(i)).**
(a)(3)(ii)	Letter of Transmittal (filed as Exhibit (a)(1)(ii)).*
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).

(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iv)	Text of press release issued by Continental Materials Corporation, dated May 6, 2005.**
(a)(5)(v)	Text of press release issued by Continental Materials Corporation, dated May 13, 2005.***
(a)(5)(vi)	Text of press release issued by Continental Materials Corporation, dated May 23, 2005.
(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).
(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.*
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834) ).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).
(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed previously with Schedule TO on April 22, 2005.

**
Filed previously with Amendment No. 1 to Schedule TO on May 6, 2005.

***
Filed previously with Amendment No. 2 to Schedule TO on May 13, 2005.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005	CONTINENTAL MATERIALS CORPORATION
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board
/s/ BETSY R. GIDWITZ Betsy R. Gidwitz Title: Director	/s/ RALPH W. GIDWITZ Ralph W. Gidwitz Title: Director
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board	/s/ RONALD J. GIDWITZ Ronald J. Gidwitz Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005, as amended.**
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.*
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005, as amended (filed as Exhibit (a)(1)(i)).**
(a)(3)(ii)	Letter of Transmittal (filed as Exhibit (a)(1)(ii)).*
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iv)	Text of press release issued by Continental Materials Corporation, dated May 6, 2005.**
(a)(5)(v)	Text of press release issued by Continental Materials Corporation, dated May 13, 2005.***
(a)(5)(vi)	Text of press release issued by Continental Materials Corporation, dated May 23, 2005.
(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).
(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).

(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.*
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1- 3834) ).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).
(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed previously with Schedule TO on April 22, 2005.

**
Filed previously with Amendment No. 1 to Schedule TO on May 6, 2005.

***
Filed previously with Amendment No. 2 to Schedule TO on May 13, 2005.

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  INTRODUCTION.
  ITEMS 1-11 and 13.
  ITEM 12. EXHIBITS
EXHIBIT INDEX